Enterra Energy Trust Notice of 2008 Year End Results and Conference Call Details

Calgary, Alberta – (Marketwire – March 27, 2009) – Enterra Energy Trust (“Enterra” or the “Trust”) will announce its year end 2008 financial and operating results on Monday, March 30, 2009 prior to market opening. A conference call and live audio webcast has been scheduled for Thursday, April 2, 2009 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time), to discuss these results.

To access the call on April 2, please dial 1-866-225-0198 or 416-340-8018 in Toronto. The audio webcast will be available on the home page of our website at www.enterraenergy.com. A replay of the conference call will be available until 11:59 p.m. Mountain Time, April 9, 2009. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 1226645#.

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT). The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 53 percent natural gas and 47 percent crude oil and natural gas liquids.

For further information please contact:

Blaine Boerchers

Chief Financial Officer

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com